Exhibit 10.1

INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

This INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT (the “IP Assignment”), effective as of September 16, 2020 (the “Effective Date”) , is made by and between Nitro Beverages, LLC, a Florida Limited Liability Company (“Assignor”) , and A-Game Beverages, Inc., a Florida Limited Liability Company (“Assignee”).

WHEREAS Johnny Damon, is the sole owner/member of the Assignor.

WHEREAS prior to the Effective Date, Assignor, was the owner of all intellectual property and all assets therefrom associated with what is now, pursuant to this IP Assignment, the Assignee’s intellectual property associated with its A-Game product and future products (the “Intellectual Property”).

WHEREAS under the terms of this IP Assignment, the Assignor has agreed to convey, transfer, and assign to Assignee, all of the assets and intellectual property associated with the Intellectual Property, and Assignee has agreed to accept the IP Assignment in return for its payment of 10,000,000 restricted common stock shares of Assignee for aggregate consideration of $10,133 (the “IP Consideration”).

WHEREAS the IP Consideration is an agreed upon amount agreed to herein by the Assignor and the Assignee reflecting the cost to the Assignee for its purchase of the Intellectual Property as well as the cost of the Assignor in its original purchase of the Intellectual Property.

WHEREAS, in connection with the consummation of the transactions contemplated by the IP Assignment and as provided for herein, Assignor shall convey, transfer, and assign to Assignee all of Assignors’ right, title, and interest in and to the Intellectual Property. and Assignee shall accept from the Assignor all of Assignors’ right, title, and interest in and to the Intellectual Property.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. The above WHEREAS clauses are hereby incorporated into the IP Assignment.

2. In consideration for the execution of the IP Assignment by the Assignor and the Assignee, the payment of the IP Consideration, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Assignor hereby irrevocably conveys, transfers, and assigns to Assignee, all of which the Assignor represents and warrants are exclusively owned by the Assignor free and clear of any encumbrances, and Assignee hereby accepts, all of Assignors’ right, title, and interest in and to the Intellectual Property, including

(a) all trade secrets, non-public know-how, discoveries, improvements, concepts, ideas, methods, processes, procedures, designs, plans, schematics, invention disclosure statements, drawings, formulae, technical data, specifications, research and development information, technology and product roadmaps and data bases and other proprietary or confidential information, regarding the Intellectual Property.

(b) all marks, names, trade dress, whether registered or unregistered, including without limitation, the trademark registrations and applications, together with the goodwill connected with the use thereof and symbolized thereby, and all issuances, extensions, and renewals thereof, provided, that with respect to the United States registered trademarks, including the following pending trademark applications with the United States Patent and Trademark Office: A-Game designated as “non-alcoholic beverages, namely, isotonic drinks and sports drinks; US Serial 88220661”: (i) A Game, Non-alcoholic beverages, namely, isotonic drinks and sports drinks. Non-alcoholic and non-carbonates fruit flavored water; sports drinks enhanced with nutrients; flavored enhanced water; enhanced water; non-alcoholic water-based beverages also containing vitamins; non-alcoholic based beverages also containing electrolytes; non-alcoholic water-based beverages also containing plant extracts; non-alcoholic water-based beverages also containing nutrient); (ii) A Game Junior (Non-alcoholic beverages, namely, isotonic drinks and sports drinks; US Serial 88220686); and (iii) There’s No Plan B (duplicate image) (footwear; wrist bands as clothing; gloves, hooded sweatshirts; sweatshirts; headwear; socks; T-shirts; sweatpants, shorts; swimsuits; sports bras; underwear; jackets; costs).

(c) the intellectual property rights, information or assets arising from or related to the Intellectual Property.

2. The rights, title and interest assigned herein as provided above hall be for Assignee’s own use and enjoyment, and for the use and enjoyment of Assignee’s successors, assigns or other legal representatives, as fully and entirely as the same would have been held and enjoyed by the Assignor as if this IP Assignment had not been made.

3. The Assignor hereby declares that, as to any of the assets, rights or interests intended to be included in the Intellectual Property being conveyed herein, the title to which may not have passed to the Assignee by virtue of this IP Assignment or any transfer or assignment which may from time to time be executed and delivered pursuant to the provisions hereof, Assignor, prior to this assignment provided for herein, held such assets, rights or interests in the Intellectual Property, which was for the benefit of the Assignor to transfer and assign the same to the Assignee and pursuant to the terms provided for herein, the Assignee shall hold the Intellectual Property and assets associated therewith or other right for the exclusive benefit of the Assignee and shall take any and all action with respect thereto as the Assignee may reasonably direct for the Assignee’s account and benefit.

4. The Assignor agrees to perform all commercially reasonable acts deemed necessary or desirable by the Assignee to permit and assist the Assignee in obtaining and enforcing the full benefits, enjoyment, rights, and title throughout the world in the Assigned IP

5. This IP Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

6. This IP Assignment shall be governed by and construed in accordance with the internal laws of the State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Florida.

7. This IP Assignment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. The executed agreement transmitted by facsimile, e-mail, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this IP Assignment.

ASSIGNOR

NITRO BEVERAGES, LLC

By:	/s/
Johnny Damon, Managing Member

ASSIGNEE

A-Game Beverages, Inc.

By:	/s/
Randall Greene, Managing Member